Exhibit 99.2
Pursuant to FINRA Rule 2310(b)(5), Gladstone Land Corporation (the “Company”) determined the estimated value as of September 30, 2020, of its 6.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the consolidated total equity of the Company (as reflected on the Company’s Consolidated Balance Sheet within its Quarterly Report on Form 10-Q for the period ended September 30, 2020 (the “Form 10-Q”), which was prepared in accordance with U.S. generally accepted accounting principles), adjusted for the fair value of its long-term assets (i.e., its real estate holdings) and long-term liabilities (each as disclosed within the Form 10-Q (to which this exhibit is attached) under “Non-GAAP Financial Information—Net Asset Value”), divided by the number of shares of the Company's Series C Preferred Stock outstanding. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share state value of the Company's Series C Preferred Stock, the Company has determined that the estimated value of its Series C Preferred Stock as of September 30, 2020, is $25.00 per share.